Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) NOTICE OF ANNUAL GENERAL MEETING NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 May 2016 at 2:00 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 April 2016 (the “Circular”): AS ORDINARY RESOLUTIONS To consider and, if thought fit, approve the following resolutions as ordinary resolutions: 1. to consider and approve the Report of the Directors of the Company for the year 2015; 2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2015; 3. to consider and approve the audited consolidated financial statements of the Company for the year 2015; 4. to consider and approve the profit distribution proposal for the year 2015: Under the PRC accounting standards, as at 31 December 2015, the Company realised the net profit of RMB2,463 million (excluding the undistributed revenue of the subsidiaries). According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB246 million, the remaining distributable profits of the Company amounted to RMB2,217 million. Under the IFRSs, the Company realised the net profit of RMB2,019 million (excluding the undistributed revenue of the investment entities), and after withdrawing the statutory surplus reserve amounting to RMB246 million, the distributable profits of the Company amounted to RMB1,773 million.

The Board hereby proposed to declare a cash dividend of RMB785 million, or RMB0.8 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. 5. to consider and approve the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and the authorize the Board to determine their remuneration. AS SPECIAL RESOLUTIONS To consider and, if thought fit, approve the following resolutions as special resolutions: 6. to consider and approve the amendments to the Articles of Association of the Company. 7. to consider and approve the authorisation to the board of directors of the Company to issue Shares under the general mandate: “THAT (A) the authorisation of the board of directors of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved. (1) subject to paragraph (3) of this resolution, the exercise by the board of directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved; (2) this approval shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period; (3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the board of directors of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4) for the purpose of this resolution: “Relevant Period” means the period from the passing of this resolution until the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the 12 months period following the passing of this resolution; and (c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings. (B) the board of directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.” 8. to consider and approve the authorisation to be board of directors of the Company to issue debt financing instruments under the general mandate. By Order of the Board of CHINA SOUTHERN AIRLINES COMPANY LIMITED Xie Bing Company Secretary Guangzhou, the People’s Republic of China 12 April 2016 As at the date of this notice, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes: 1. Persons who are entitled to attend the AGM a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, at the close of trading in the afternoon of Tuesday, 26 April 2016 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately. b. The directors, supervisors and senior management of the Company. c. Representatives of the professional advisers hired by the Company and special guests invited by the Board. 2. Registration procedures for attending the AGM a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Saturday, 7 May 2016, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A. b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting. c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Tuesday, 26 April 2016. d. 27 April 2016 to 27 May 2016 (both days inclusive), during which period no transfer of H Shares will be registered. 3. Proxies a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time. 4. Miscellaneous a. The AGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses. b. The address of the headquarter of the Company is: 1st Floor, No. 278 Ji Chang Road Guangzhou 510405, Guangdong Province People’s Republic of China Telephone No.: (+86) 20-8612 4462 Facsimile No.: (+86) 20-8665 9040 Website: www.csair.com Contact person: Mao Lixing c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.